For the Quarter Ended June 30, 2004

Financial Highlights

As at and for the three months ended June 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)	2004	2003	% Change
Net income	$658	$387	70
Less: net income (loss) attributed to participating policyholders	(2)	1	N/A

Net income attributed to shareholders	$660	$386	71
Preferred share dividends	4	–	N/A

Net income available to common shareholders	$656	$386	70

Premiums and deposits:
Life and health insurance premiums	$3,262	$2,021	61
Annuity and pension premiums	905	577	57
Segregated fund deposits	6,474	4,196	54
Mutual fund deposits	1,665	306	444
ASO premium equivalents	424	222	91
Other fund deposits	305	94	224

Total premiums and deposits	$13,035	$7,416	76

Funds under management:
General fund	$181,036	$73,865	145
Segregated funds	113,850	60,966	87
Mutual funds	34,877	2,543	N/A
Other funds	30,403	4,631	557

Total funds under management	$360,166	$142,005	154

Capitalization:
Long-term debt	$3,030	$1,352	124
Non-controlling interest in subsidiaries	1,044	1,054	(1)
Trust preferred securities issued by subsidiaries	674	681	(1)
Preferred shares issued by a subsidiary	229	–	N/A
Equity
Participating policyholders’ equity	145	95	53
Shareholders’ equity
Preferred shares	344	344	–
Common shares	14,552	598	N/A
Contributed surplus	143	7	N/A
Retained earnings and currency translation account	9,066	7,942	14

Total capital	$29,227	$12,073	142

Selected key performance measures:
Basic earnings per common share	$0.93	$0.83
Diluted earnings per common share	$0.92	$0.83
Return on common shareholders’ equity (annualized)	14.0%	18.0%
Book value per common share	$29.31	$18.47
Common shares outstanding (in millions)
End of period	811	463
Weighted average – basic	706	463
Weighted average – diluted	712	466

1       MFC 2004 Q2 Report

Message to Shareholders

Manulife Financial Corporation announces record quarterly earnings and increases shareholder dividend. Earnings increase 71 per cent, with strong contribution from John Hancock.

Manulife Financial Corporation reported shareholders’ net income of $660 million for the second quarter 2004. On April 28, 2004, Manulife Financial completed its merger with John Hancock Financial Services, Inc. John Hancock contributed $166 million to earnings in the quarter. Excluding the impact of John Hancock, earnings in the second quarter increased $108 million or 28 per cent compared to the same period a year ago. Strong business growth across the Company, excellent claims experience in U.S. Protection, the impact of relatively stable credit and equity markets, and an improved expense position were the key drivers of the earnings growth.

Earnings per common share increased by 12 per cent to $0.93 from $0.83 reported in 2003. Excluding the impact of integration costs, earnings per share increased 16 per cent from the prior year to $0.96. Return on common shareholders’ equity for the quarter was 14.0 per cent compared to 18.0 per cent in 2003, reflecting the impact of the larger capital base following the merger.

Consistent with the growth in earnings, the Board of Directors announced a quarterly dividend of $0.26 per share, an increase of $0.05 per share over the prior level, reflecting Manulife Financial’s strong results across all business segments.

Total premiums and deposits for the second quarter were $13.0 billion, $5.6 billion higher than reported in the second quarter of 2003. Excluding the impact of JohnHancock, premiums and deposits increased by $2.1 billion or 28 per cent from the prior year driven by strong sales of wealth management products in all regions.

Funds under management were $360.2 billion as at June 30, 2004, more than twice the level at the end of the prior quarter. The combination with John Hancock increased funds under management by $190.0 billion. Strong net policyholder cash flows, particularly in the wealth management operations, as well as improved equity markets also contributed to the increase.

Manulife Financial is moving forward quickly with the integration of John Hancock and Maritime Life following the closing of their merger on April 28, 2004, and is on track to realize the benefits expected from this transaction. The Company’s priority continues to be to deliver strong organic growth across all of its businesses and this has been achieved at the same time as making excellent progress on the integration.

The results for the second quarter demonstrate continuing strong momentum in both insurance and wealth management sales. Manulife Financial had another quarter of excellent credit experience, delivering a third straight quarter without net credit losses. The merger with John Hancock has heightened the Company’s focus on expense management, allowing it to improve significantly its overall expense efficiencies.

MFC 2004 Q2 Report      2

Operating Highlights

•	On April 28, Manulife Financial Corporation and John Hancock Financial Services, Inc. completed their merger, the largest cross-border transaction in Canadian history, to create the largest life insurer and largest public company, as measured by market capitalization, in Canada. The integration of the two organizations is on track, leveraging the strategic advantages of each company to drive strong organic growth in all businesses.

•	Manulife-Sinochem opened a branch office in May in Beijing, expanding the Company’s reach in the fast growing Chinese life insurance market. The Company began operations in Shanghai in 1996 and expanded to Guangzhou in 2002. Manulife-Sinochem also recently submitted applications for licenses in Ningbo and Suzhou, positioning the Company well for when geographic restrictions on foreign insurers are removed.

•	Manulife Japan has experienced exceptional variable annuity sales growth following the launch of its strategic alliance with The Bank of Tokyo-Mitsubishi on April 1st. Sales of the Premiere variable annuity product, developed specifically for The Bank of Tokyo-Mitsubishi channel, accounted for 60 per cent of total variable annuity sales in the second quarter. With expansion of distribution arrangements for the Premiere product to affiliated institutions of The Bank of Tokyo-Mitsubishi planned for the third quarter, sales are expected to grow in future periods.

•	Manulife Financial announced a partnership with CGI Group Inc. to create an information technology support center in Halifax. This center of expertise will provide systems development, maintenance and integration services to Manulife Financial and other CGI clients in the financial services sector.

•	Manulife Financial’s commitment to customer service continues to be recognized by the life insurance industry:

➢	For the third consecutive year, Manulife Mutual Funds ranked highest overall for customer service in the 2003-2004 Environics Research Group survey of 15 mutual fund companies in Canada;

➢	Manulife (International) Limited was the winner of Hong Kong’s Next Magazine’s Top Service Award in both the “Insurance Company” and “MPF Service” categories, for the fifth time and the all-time winner since the category was introduced in 2002, respectively;

➢	Manulife Taiwan was the winner in four categories in the Faith, Hope and Love Annual Insurance Awards, the insurance industry’s most recognized accolade;

➢	Manulife USA’s annuity division received the DALBAR Financial Intermediary Service Award for the second consecutive year; and

➢	Manulife USA is now the number one full service provider of 401(k) pension plans in the United States, with a 10.4% market share, and with a growth rate significantly exceeding its competitors, according to CFO magazine. The Company’s success in this market reflects our strong commitment to employer and employee customer service and communications.

•	Manulife Financial’s strong reputation for product leadership and innovation was supported by new product introductions during the quarter:

➢	In Canada, the Steps Retirement Program is an industry first for defined contribution pension

3       MFC 2004 Q2 Report

plans, giving plan members a current estimate of their personal annual retirement income;

➢	John Hancock introduced a new variable universal life policy in the United States for small- to mid-sized businesses, offering an outstanding selection of investment options, and benefits and features that are among the most comprehensive in the industry; and

➢	In a first-to-market achievement, Manulife-Sinochem launched the Increasing Protection Option product, which allows customers to easily enhance their insurance benefits over the life of their policy.

Dominic D’Alessandro
President and Chief Executive Officer

MFC 2004 Q2 Report     4

Key Performance Measures

5     MFC 2004 Q2 Report

Management’s Discussion and Analysis

Net Income

Manulife Financial Corporation reported shareholders’ net income of $660 million for the second quarter ended June 30, 2004, up 71 per cent from $386 million in 2003. Earnings from existing Manulife businesses increased by 28 per cent, driven by business growth, excellent claims experience in U.S. Protection, the impact of improved equity markets and favourable credit experience. The acquisition of John Hancock Financial Services, Inc. (John Hancock), effective April 28, 2004, contributed $166 million to earnings.

For the six months ended June 30, 2004, shareholders’ net income was $1,088 million, an increase of 51 per cent over 2003.

Earnings per Common Share and Return on Common Shareholders’ Equity

The second quarter earnings per common share were $0.93 compared to $0.83 in 2003, up 12 per cent. For the three months ended June 30, 2004, return on common shareholders’ equity was 14.0 per cent compared to 18 per cent for the same period in 2003.

Excluding the earnings impact of integration costs incurred in the quarter, earnings per share was $0.96, up 16 per cent from a year ago.

Year-to-date return on common shareholders’ equity and earnings per common share were 15.6 per cent and $1.85, respectively.

Premiums and Deposits

Second quarter premiums and deposits were $13.0 billion in 2004, up 76 per cent compared to $7.4 billion in the second quarter of 2003. This increase reflects a $3.6 billion contribution from John Hancock and a 28 per cent increase from existing businesses, driven by higher sales of variable annuity and 401(k) products in the U.S. and Individual Wealth Management products in Canada, reflecting continued investor confidence in improved equity markets and increased sales of variable annuities in Japan. Mutual fund deposits of $1.7 billion included $1.2 billion of deposits from John Hancock’s mutual fund operations.

Funds under Management

Funds under management increased by $218.2 billion to $360.2 billion as at June 30, 2004 compared to $142.0 billion as at June 30, 2003. This increase was driven by the acquisition of John Hancock, which added $103.7 billion of general fund assets, $31.0 billion of segregated fund assets, $31.2 billion of mutual fund assets and $24.1 billion of other managed funds. In addition, strong net policyholder cash flows of 401(k) and annuity products in the U.S. and positive net segregated fund cash flows in Canada over the past 12 months, together with sustained equity markets, drove a 20 per cent increase in funds under management from existing businesses.

Capital

Total capital increased to $29.2 billion as at June 30, 2004, an increase of $17.2 billion from June 30, 2003. This increase was primarily the result of the acquisition of John Hancock, net income in the past 12 months, partially offset by shareholder dividends and the negative impact of a strengthened Canadian dollar.

MFC 2004 Q2 Report     6

Results of Operations by Division
U.S. Protection Division

U.S. Protection Division’s 2004 second quarter net income was $137 million, almost twice the $71 million reported in the second quarter of 2003. Year-to-date net income of $206 million increased by 45 per cent from 2003. This quarter’s earnings reflects a $51 million contribution from the addition of John Hancock’s life insurance and long-term care operations, as well as a 22 per cent increase in existing businesses, driven by excellent mortality experience and business growth.

Premiums and deposits of $1.5 billion for the quarter more than doubled from $573 million in the second quarter of 2003, driven by the addition of $750 million from John Hancock’s life insurance and long-term care businesses, and a 24 per cent increase in Manulife businesses, reflecting strong Universal Life sales.

Funds under management of $63.8 billion as at June 30, 2004 were also considerably higher than the $17.8 billion reported in 2003. This increase reflects the addition of $44.9 billion of assets from John Hancock’s Protection operations, as well as growth in the in force business and improved equity markets.

U.S. Wealth Management Division

U.S. Wealth Management Division’s net income for the second quarter of 2004 was $98 million, more than twice the $40 million reported in the prior year. Year-to-date net income was $162 million compared to $76 million in 2003. The increase in the quarter’s net income was due to the addition of John Hancock’s annuity and mutual fund operations, which contributed $34 million, as well as a 58 per cent rise in earnings from existing operations. The increase in earnings from existing operations reflects ongoing strong business growth in the variable annuity and pension businesses, driven by strong net sales and improved equity markets, and tight management of discretionary expenses.

Premiums and deposits for the quarter of $6.5 billion were up $2.8 billion from the $3.7 billion reported in the second quarter 2003, due to $1.6 billion from the addition of John Hancock businesses and excellent growth in the existing variable annuity and pension businesses. Premiums and deposits in Annuities grew by 54 per cent to a record $2.6 billion, reflecting market acceptance of the recently launched variable annuity riders and the addition of John Hancock’s fixed annuity business. Group Pensions premiums and deposits grew by 22 per cent due to the impact of strong new business growth and higher recurring deposits from the growing block of in force participants. Deposits in the John Hancock Mutual Funds business were $1.4 billion, driven by robust retail open and closed end fund sales.

As at June 30, 2004, funds under management of $130.8 billion were significantly higher than the $54.2 billion balance reported a year ago. This increase is principally due to the addition of John Hancock’s $59.4 billion of funds under management, improved equity markets, and continued strong net policyholder cash flows over the past 12 months on the variable annuity and group pension businesses.

Canadian Division

Canadian Division shareholders’ second quarter net income increased by 15 per cent to $144 million, up from the $125 million reported in the second quarter of 2003. Year-to-date shareholders’ earnings of $274 million were up 25 per cent over the first six months of 2003. This quarter’s increased earnings was attributable to the addition of John Hancock’s Maritime Life business which added $21 million to income. Growth in the existing in force business and the impact of equity market improvements on segregated fund performance guarantees were offset by a deterioration in investment returns and claims experience compared to the same quarter in 2003.

7     MFC 2004 Q2 Report

Premiums and deposits for the quarter were $2.7 billion, up 62 per cent over the $1.6 billion reported in the same quarter last year. All businesses contributed favourably, with Individual Wealth Management and Group Businesses leading the way, each with growth of 64 per cent over the second quarter of 2003. Existing Manulife businesses recorded a 22 per cent increase, while Maritime Life businesses contributed $653 million in premiums and deposits.

Funds under management were $56.8 billion as at June 30th, 2004, an increase of $20.5 billion from the same time last year. This increase reflects the addition of $16.1 billion of Maritime Life assets, the impact of improved equity markets on segregated and mutual funds, strong net policyholder cash flows from Individual Wealth Management businesses and an increase in Manulife Bank assets.

Asian Division

Asian Division shareholders’ net income increased by 12 per cent to $82 million in the second quarter of 2004, up from $73 million in 2003. Year-to-date shareholders’ net income was $155 million, an increase of 18 per cent over 2003. The increase for the quarter was driven by the Hong Kong Insurance and mutual fund businesses, reflecting business growth and the impact of stronger equity markets. The addition of John Hancock’s Asian operations contributed modestly to earnings.

Total premiums and deposits were $977 million in the second quarter of 2004, up 25 per cent from $781 million in 2003. This increase reflects a 18 per cent growth from existing operations, driven by business expansion across the division as well as higher mutual fund deposits in Hong Kong as a result of continued excellent performance in Hong Kong’s China Value and Emerging Eastern European funds. In addition, John Hancock’s Asian businesses contributed $59 million to premiums and deposits.

Funds under management increased by 39 per cent to $15.4 billion as at June 30, 2004 from $11.1 billion in 2003. This increase was due to growth in insurance and Mandatory Provident Fund businesses, higher retail and institutional mutual fund sales and the impact of stronger equity markets together with the addition of $1.2 billion from John Hancock’s Asian operations.

Japan Division

Japan Division’s net income increased by $19 million to $44 million in the second quarter of 2004, from $25 million in the second quarter of 2003. Year-to-date earnings were $86 million compared to $50 million in 2003. The increase in this quarter’s earnings was driven by improvements in lapse and claims experience, lower expenses generated by field office restructuring initiatives implemented in the first quarter of 2003, and higher sales of universal life and variable annuity policies.

Premiums and deposits increased by 56 per cent in the second quarter to $798 million compared to the same quarter of 2003. Sales of Premiere, a variable annuity product launched in April 2004, sold under a distribution alliance with the Bank of Tokyo Mitsubishi and growth in universal life premiums, reflecting a 13 per cent increase in the number of sales agents, more than offset the discontinuance of traditional individual insurance and investment product sales and lower renewal premiums from policies acquired from Daihyaku.

Funds under management increased by $404 million to $10.9 billion as at June 30, 2004 compared to $10.5 billion as at June 30, 2003. Strengthening of the Japanese Yen and growth in variable annuity and universal life net policyholder cash flows more than offset a decline in the block of policies acquired from Daihyaku.

MFC 2004 Q2 Report     8

Reinsurance Division

Reinsurance Division reported net income of $63 million in the second quarter of 2004, an increase of 24 per cent from the $51 million reported in the second quarter of 2003. Year-to-date net income was $100 million compared to $108 million in 2003. The increase in this quarter’s earnings was largely driven by improved claims experience in Life Reinsurance and stronger earnings on segregated fund guarantees. In addition, the inclusion of John Hancock’s International Group Program made a modest contribution to the Division’s net income.

Premiums of $261 million were $84 million or 47 per cent higher than in the second quarter of 2003, primarily due to the addition of the International Group Program business.

Guaranteed and Structured Financial Products Division

John Hancock’s Guaranteed and Structured Financial Products business contributed $57 million to earnings for the two month period since acquisition. Premiums and deposits of $316 million reflect a curtailment of sales as a result of the low spread environment. Since acquisition, funds under management declined by $1.3 billion, excluding the impact of a strengthened Canadian dollar, to $46.8 billion as at June 30, 2004, primarily a result of scheduled maturities.

Risk Management

The Company’s risk management practices and key risk factors are outlined on pages 25 to 33 of the 2003 Annual Report. These risk management practices have been applied to the newly acquired John Hancock operations. The risk factors affecting the Company remain substantially unchanged, and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors (“ARMC”). Certain of these policies have been modified and approved by the ARMC as a result of the acquisition.

Accounting Policies

The Company’s significant accounting policies are described in Note 1 of the consolidated financial statements on pages 42 to 45 of the 2003 Annual Report. Certain of these policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. The most significant estimation processes relate to the provisioning of asset impairment and the determination of actuarial liabilities as described on page 34 of the 2003 Annual Report.

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives have been accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at 5 per cent per quarter. The resulting transitional gain of $6 at January 1, 2004 has been deferred and is being amortized to income in the same period as the original hedged items. The adoption of this Guideline did not materially impact the consolidated financial statements.

Legal and Regulatory Proceedings

The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada and the United States, including state regulatory bodies, the United States Securities and Exchange Commission (“SEC”), the National Association of Securities

9     MFC 2004 Q2 Report

Dealers, Inc. (“NASD”) and Canadian securities commissions regularly make inquiries and, from time to time conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker/dealers. As with many other companies in the financial services industry, subsidiaries of Manulife Financial have received information requests from government and regulatory authorities, including the SEC, the NASD and the Ontario Securities Commission, with respect to market timing and late trading of mutual funds and broker/dealer practices, including with respect to mutual funds underlying variable life and annuity products. It is believed that these inquiries are similar to those made to many financial service companies by various agencies into practices, policies and procedures relating to trading in mutual fund shares and broker/dealer practices. The Company has been and intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe at this time that the ultimate resolution of any of these legal or regulatory matters that are currently pending, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.

As at June 30, 2004, the Company’s contractual obligations and commitments are as follows:

Payments due by period		Less than	1 - 3	4 - 5	After
(Canadian $ in millions, unaudited)	Total	1 year	years	years	5 years
Debt	$3,031	$336	$47	$728	$1,920
Capital Trust Securities	1,660	–	–	–	1,660
Consumer notes	2,816	45	253	163	2,355
Purchase obligations	864	138	335	295	96
Operating leases	1,300	119	356	258	567
Other	237	8	159	37	33

Total contractual obligations	$9,908	$646	$1,150	$1,481	$6,631

In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at June 30, 2004, there were $3,021 million of investment commitments, of which $2,884 million matures within one year and $137 million matures within one to three years.

Quarterly Dividend

On April 26, 2004, the Board of Directors declared a quarterly shareholders’ dividend of $0.21 per share on common shares and a preferred share dividend of $0.25625 per share on the Non-cumulative Class A Shares Series 1 of the Company. The dividends were paid on June 21, 2004 to shareholders of record at the close of business on May 21, 2004.

Outstanding Shares

As at August 10, 2004, the Company had 812 million shares outstanding.

The Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited financial statements of Manulife Financial Corporation (“Manulife”) as at and for the three months ended June 30, 2004 and 2003 and the audited consolidated financial statements and MD&A contained in Manulife’s 2003 Annual Report. The MD&A is dated August 11, 2004.

MFC 2004 Q2 Report     10

Forward-Looking Statements

The MD&A includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

11     MFC 2004 Q2 Report

Consolidated Statements of Operations

	For the three months		For the six months
	ended June 30		ended June 30
(Canadian $ in millions except per share amounts, unaudited)	2004	2003	2004	2003
Revenue
Premium income	$4,167	$2,598	$6,700	$5,438
Net investment income	2,018	1,149	3,177	2,194
Other revenue	782	370	1,230	729

Total revenue	$6,967	$4,117	$11,107	$8,361

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,163	$745	$1,919	$1,526
Maturity and surrender benefits	2,441	832	3,298	1,745
Annuity payments	875	305	1,187	622
Policyholder dividends and experience rating refunds	354	215	546	427
Net transfers to segregated funds	79	265	308	366
Change in actuarial liabilities	(493)	252	(365)	731
General expenses	818	501	1,328	1,009
Commissions	675	406	1,155	798
Interest expense	111	63	177	125
Premium taxes	40	31	73	60
Non-controlling interest in subsidiaries	18	19	38	38
Trust preferred securities issued by subsidiaries	14	14	28	30

Total policy benefits and expenses	$6,095	$3,648	$9,692	$7,477

Income before income taxes	$872	$469	$1,415	$884
Income taxes	(214)	(82)	(331)	(159)

Net income	$658	$387	$1,084	$725

Net income (loss) attributed to participating policyholders	$(2)	$1	$(4)	$3

Net income attributed to shareholders	$660	$386	$1,088	$722
Preferred share dividends	4	–	7	–

Net income available to common shareholders	$656	$386	$1,081	$722

Weighted average number of common shares outstanding (in millions)	706	463	583	463
Weighted average number of diluted common shares outstanding (in millions)	712	466	588	466
Basic earnings per common share	$0.93	$0.83	$1.85	$1.56
Diluted earnings per common share	$0.92	$0.83	$1.84	$1.55

The accompanying notes are an integral part of these interim consolidated financial statements.

MFC 2004 Q2 Report     12

Consolidated Balance Sheets

As at	June 30	December 31	June 30
(Canadian $ in millions, unaudited)	2004	2003	2003
Assets
Invested assets
Bonds	$116,432	$42,216	$42,264
Mortgages	29,994	10,401	9,520
Stocks	7,290	5,866	6,724
Real estate	4,529	3,962	3,780
Policy loans	7,411	4,348	4,456
Cash and short-term investments	8,841	5,877	5,899
Bank loans	1,253	934	725
Other investments	5,286	861	497

Total invested assets	$181,036	$74,465	$73,865

Other assets
Accrued investment income	$2,143	$914	$860
Outstanding premiums	682	490	462
Future income tax asset	–	–	12
Goodwill	7,916	589	556
Intangible assets (note 4)	2,000	–	–
Miscellaneous	3,950	1,058	1,131

Total other assets	$16,691	$3,051	$3,021

Total assets	$197,727	$77,516	$76,886

Segregated funds net assets	$113,850	$71,464	$60,966

(continued on next page)

13     MFC 2004 Q2 Report

Consolidated Balance Sheets (continued)

As at	June 30	December 31	June 30
(Canadian $ in millions, unaudited)	2004	2003	2003
Liabilities and Equity
Actuarial liabilities	$141,804	$51,647	$51,791
Benefits payable and provision for unreported claims	2,257	2,083	2,266
Policyholder amounts on deposit	5,892	2,499	2,487
Deferred realized net gains	3,487	3,293	3,325
Bank deposits	3,596	2,550	1,889
Consumer notes (note 11)	2,816	–	–
Future income tax liability	708	170	–
Other liabilities (note 8)	7,940	3,206	3,055

	$168,500	$65,448	$64,813
Long-term debt (note 9)	3,030	1,123	1,352
Non-controlling interest in subsidiaries	1,044	1,037	1,054
Trust preferred securities issued by subsidiaries	674	650	681
Preferred shares issued by subsidiary (note 10)	229	–	–
Equity
Participating policyholders’ equity	145	82	95
Shareholders’ equity
Preferred shares	344	344	344
Common shares (note 3)	14,552	599	598
Contributed surplus	143	14	7
Retained earnings and currency translation account	9,066	8,219	7,942

Total equity	$24,250	$9,258	$8,986

Total liabilities and equity	$197,727	$77,516	$76,886

Segregated funds net liabilities	$113,850	$71,464	$60,966

The accompanying notes are an integral part of these interim consolidated financial statements.

Dominic D’Alessandro	Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors

MFC 2004 Q2 Report     14

Consolidated Statements of Equity

For the six months ended June 30	Participating
(Canadian $ in millions, unaudited)	Policyholders	Shareholders	2004	2003
Preferred shares
Balance, January 1	$–	$344	$344	$–
Preferred shares issued	–	–	–	350
Issuance costs, net of tax	–	–	–	(6)

Balance, June 30	$–	$344	$344	$344

Common shares
Balance, January 1	$–	$599	$599	$596
Issued on acquisition of subsidiary (note 3)	–	13,510	13,510	–
Issued on exercise of options	–	478	478	2
Purchase and cancellation (note 12)	–	(35)	(35)	–

Balance, June 30	$–	$14,552	$14,552	$598

Contributed surplus
Balance, January 1	$–	$14	$14	$–
Conversion of options on acquisition of subsidiary (note 3)	–	215	215	–
Exercise of options, net	–	(86)	(86)	7

Balance, June 30	$–	$143	$143	$7

Retained earnings
Balance, January 1	$82	$8,892	$8,974	$7,815
Net income	(4)	1,088	1,084	725
Preferred share dividends	–	(7)	(7)	–
Common share dividends	–	(267)	(267)	(167)
Purchase and cancellation of common shares	–	(63)	(63)	–
Transfer of participating policyholders’ retained earnings from acquisition	67	–	67	–

Balance, June 30	$145	$9,643	$9,788	$8,373

Currency translation account
Balance, January 1	$–	$(673)	$(673)	$337
Change during the period	–	96	96	(673)

Balance, June 30	$–	$(577)	$(577)	$(336)

Total retained earnings and currency translation account	$145	$9,066	$9,211	$8,037

Total equity	$145	$24,105	$24,250	$8,986

The accompanying notes are an integral part of these interim consolidated financial statements.

15     MFC 2004 Q2 Report

Consolidated Statements of Cash Flows

	For the three months		For the six months
	ended June 30		ended June 30
(Canadian $ in millions, unaudited)	2004	2003	2004	2003
Cash flows provided by (used in) operating activities
Net income	$658	$387	$1,084	$725
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding Guaranteed and Structured Financial Products	704	252	832	731
Amortization of net deferred realized and unrealized gains on investments	(184)	(161)	(359)	(243)
Amortization of premium/discount and mark to market adjustments	127	20	156	37
Other depreciation and amortization	15	15	34	31
Future income tax expense	156	61	236	113
Recoveries on investments	–	(4)	(39)	(3)
Stock-based compensation expense	7	4	12	7
Non-controlling interest in subsidiaries	1	3	5	5

Net income adjusted for non-cash items	$1,484	$577	$1,961	$1,403
Changes in operating assets and liabilities:
Decrease in other policy related liabilities	(38)	(71)	(417)	(89)
Additional changes in other assets and liabilities	(137)	123	(393)	251

Cash provided by operating activities	$1,309	$629	$1,151	$1,565

Investing activities
Purchases and mortgage advances	$(13,921)	$(8,455)	$(23,171)	$(19,849)
Disposals and repayments	12,884	7,979	22,333	18,157
Cash received from acquisition of business, net of cash paid	2,594	–	2,594	–

Cash provided by (used in) investing activities	$1,557	$(476)	$1,756	$(1,692)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$(133)	$546	$74	$770
Repayment of long-term debt	(85)	–	(85)	–
Net redemptions in Guaranteed and Structured Financial Products	(1,197)	–	(1,197)	–
Banking deposits, net	338	123	564	452
Consumer notes issued	176	–	176	–
Sale of preferred shares of a subsidiary	–	–	62	–
Preferred share dividends	(4)	–	(7)	–
Common share dividends	(170)	(84)	(267)	(167)
Borrowed funds, net	243	2	247	1
Purchase and cancellation of common shares	(98)	–	(98)	–
Common shares issued on exercise of options	461	1	478	2
Preferred shares issued, net	–	344	–	344

Cash (used in) provided by financing activities	$(469)	$932	$(53)	$1,402

(continued on next page)

MFC 2004 Q2 Report     16

Consolidated Statements of Cash Flows (continued)

	For the three months		For the six months
	ended June 30		ended June 30
(Canadian $ in millions, unaudited)	2004	2003	2004	2003
Cash and short-term investments
Increase during the period	$2,397	$1,085	$2,854	$1,275
Currency impact on cash and short-term investments	(6)	(260)	44	(509)
Balance, beginning of period	6,061	4,849	5,554	4,908

Balance, June 30	$8,452	$5,674	$8,452	$5,674

Composition of cash and short-term investments
Beginning of period
Gross cash and short-term investments	$6,424	$5,112	$5,877	$5,143
Net payments in transit, included in other liabilities	(363)	(263)	(323)	(235)

Net cash and short-term investments, beginning of period	$6,061	$4,849	$5,554	$4,908

End of period
Gross cash and short-term investments	$8,841	$5,899	$8,841	$5,899
Net payments in transit, included in other liabilities	(389)	(225)	(389)	(225)

Net cash and short-term investments, June 30	$8,452	$5,674	$8,452	$5,674

The accompanying notes are an integral part of these interim consolidated financial statements.

17     MFC 2004 Q2 Report

Segregated Funds Consolidated Statements of Net Assets

As at	June 30	December 31	June 30
(Canadian $ in millions, unaudited)	2004	2003	2003
Investments, at market values
Cash and short-term investments	$2,010	$3,005	$3,509
Bonds	7,402	5,157	3,738
Stocks	101,754	63,213	53,704
Other investments	2,512	–	–
Accrued investment income	234	15	5
Other assets (liabilities), net	(62)	74	10

Total segregated funds net assets	$113,850	$71,464	$60,966

Composition of segregated funds net assets:
Held by policyholders	$113,491	$71,173	$60,693
Held by the Company	359	291	273

Total segregated funds net assets	$113,850	$71,464	$60,966

Segregated Funds Consolidated Statements of Changes in Net Assets

	For the three months		For the six months
	ended June 30		ended June 30
(Canadian $ in millions, unaudited)	2004	2003	2004	2003
Additions
Deposits from policyholders	$6,474	$4,196	$12,176	$8,703
Net realized and unrealized investment gains	75	5,622	1,980	3,939
Interest and dividends	659	410	935	669
Net transfers from general fund	79	265	308	366
Funds assumed on acquisition of a subsidiary	31,020	–	31,020	–
Currency revaluation	891	(3,947)	1,737	(7,472)

Total additions	$39,198	$6,546	$48,156	$6,205

Deductions
Payments to policyholders	$2,758	$1,879	$5,131	$3,655
Management and administrative fees	387	209	639	415

Total deductions	$3,145	$2,088	$5,770	$4,070

Net additions for the period	$36,053	$4,458	$42,386	$2,135
Segregated funds net assets, beginning of period	77,797	56,508	71,464	58,831

Segregated funds net assets, June 30	$113,850	$60,966	$113,850	$60,966

The accompanying notes are an integral part of these interim consolidated financial statements.

MFC 2004 Q2 Report     18

Notes to the Summary Consolidated Financial Statements

(Canadian $ in millions unless otherwise stated, unaudited)

Note 1 ☐ Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group.

These summary consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim summary Consolidated Financial Statements are consistent with those found in the 2003 Annual Report and should be read in conjunction with the 2003 Annual Report.

Note 2 ☐ Changes in Accounting Policies and Newly Issued Accounting Pronouncements

Hedging relationships

Effective January 1, 2004, the Company (MFC and its subsidiaries) adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives have been accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at 5% per quarter. The resulting transitional gain of $6 at January 1, 2004 has been deferred and is being amortized to income in the same period as the original hedged items. The adoption of this Guideline did not materially impact the consolidated financial statements.

Employee future benefits

In January 2004, the CICA amended Section 3461, “Employee Future Benefits,” to require additional disclosures for employee future benefits including the date used to measure the plan assets and the benefit obligations, the effective date of the last actuarial valuation for funding purposes, the allocation of plan assets by major asset category and the interim disclosure of total benefit cost. The amendments do not change any recognition or measurements of employee future benefits. The annual disclosures are effective for years ending on or after June 30, 2004. The interim disclosure is provided in note 7.

Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” effective for financial statements of years ending after October 31, 2005, which clarifies the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Company is currently evaluating the impact of this Guideline.

Note 3 ☐ Business Combination with John Hancock Financial Services, Inc.

Effective April 28, 2004, the Company completed a merger with JHF under which the Company became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund

19     MFC 2004 Q2 Report

assets, and JHF became a wholly owned subsidiary of MFC. The results of JHF’s operations have been included in these consolidated financial statements since that date of merger.

JHF provides a broad array of insurance and investment products and services to retail and institutional customers. As a result of the merger, the combined company is the largest life insurance company in Canada and the second largest in North America, as measured by market capitalization. The combined entity has a more diversified product line and distribution capabilities and expects to have improved operating efficiencies and a leading position across all its core business lines.

Pursuant to the merger, holders of JHF common stock received 1.1853 common shares of MFC for each JHF common stock. Approximately 342 million MFC common shares were issued at an ascribed price of $39.61 per share based on the volume weighted average closing stock price of the common shares for the period from September 25, 2003 to September 30, 2003. As at the date of merger, the common stock of JHF that was beneficially owned by the Company as general fund assets had a carrying value of $296. In addition, all of the JHF unvested stock options as of the date of announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for approximately 23 million MFC stock options. The Company recorded $215 as part of the purchase consideration and share capital, representing the fair value of these JHF stock options based on the closing share price of MFC at April 28, 2004.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition:

As at April 28, 2004
Assets
Invested assets	$106,647
Intangible assets (note 4)	2,041
Goodwill	7,441
Other assets	4,542

Total assets acquired	$120,671

Liabilities
Actuarial liabilities	$91,426
Policyholder amounts on deposit	4,537
Restructuring costs accrued (note 6)	184
Other liabilities	10,454

Total liabilities assumed	$106,601

Net assets acquired	$14,070

Total Purchase Consideration:
MFC common shares	$13,510
Cash consideration for partial shares	15
Fair value of JHF stock options exchanged for MFC stock options	215
Carrying value of JHF common stock beneficially owned by MFC, prior to acquisition	296
Transaction costs, net of tax	34

$14,070

The goodwill arising from the JHF acquisition may be adjusted in 2005 in terms of both amount and allocation to the Company’s major reportable segments as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed of JHF.

MFC 2004 Q2 Report     20

Note 4 ☐ Intangible Assets

The acquired intangible assets include the JHF brand name, distribution network, licensing agreements and contractual rights totaling $2,041 million. Of the total intangible assets, $817 million has been identified as the value of intangible assets that have finite lives and will be amortized over their estimated useful lives (generally between 20 to 30 years), in relation to the associated gross margins from the related businesses.

	JHF		Change in foreign
As at June 30	Acquisition	Amortization	exchange rates	2004
Indefinite Life
Brand	$822	$–	$(16)	$806
Fund management contracts	402	–	(9)	393

	$1,224	$–	$(25)	$1,199

Finite Life
Distribution networks	$627	$(1)	$(11)	$615
Other investment management contracts	190	(2)	(2)	186

	$817	$(3)	$(13)	$801

Total	$2,041	$(3)	$(38)	$2,000

Note 5 ☐ Stock-Based Compensation

Effective January 1, 2003, the Company changed its accounting policy on a prospective basis for stock options granted to employees on or after January 1, 2002, from the intrinsic value method to the fair value method, and recorded an additional compensation expense of $7 and $12 during the three and six months ended June 30, 2004 (2003 – $4 and $7) with an offsetting increase to contributed surplus. Compensation expense related to restricted share units was $10 and $19 during the three and six months ended June 30, 2004 (2003 – $3 and $4).

As at June 30, 2004, there were 29 million outstanding stock options and deferred share units (2003 – 14 million).

Note 6 ☐ Restructuring Costs

Following the merger with JHF on April 28, 2004, the Company commenced a restructuring plan to integrate and rationalize the operations of JHF with its consolidated subsidiaries. As part of the purchase equation, a restructuring accrual in the amount of $184 has been established for costs expected to be incurred as part of the restructuring. The costs relate primarily to severance and facilities. During the quarter $8 was charged against the restructuring accrual and $34 was expensed.

21     MFC 2004 Q2 Report

Note 7 ☐ Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents. Information about the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended June 30	2004	2003	2004	2003
Defined benefit service cost	$13	$7	$2	$2
Defined contribution service cost	5	4	–	–
Interest cost	43	12	11	2
Expected return on plan assets	(52)	(12)	(5)	–
Net amortization and deferrals	5	1	–	(1)

Net periodic benefit cost	$14	$12	$8	$3

	Pension benefits		Other employee benefits
For the six months ended June 30	2004	2003	2004	2003
Defined benefit service cost	$20	$13	$4	$3
Defined contribution service cost	9	9	–	–
Interest cost	55	23	13	5
Expected return on plan assets	(63)	(24)	(5)	–
Net amortization and deferrals	8	2	(1)	(2)

Net periodic benefit cost	$29	$23	$11	$6

Note 8 ☐ Commercial Paper

Included in Other liabilities is commercial paper issued by JHF, primarily to meet working capital needs. The book value of commercial paper outstanding as at June 30, 2004 was $388 (2003-nil). Outstanding commercial paper as at June 30, 2004 had a weighted average interest rate of 1.32% and a weighted average life of approximately 29 days. Commercial paper borrowing arrangements are supported by a syndicated line of credit.

Note 9 ☐ Long-Term Debt

As at June 30	2004	2003
Senior debt:
5.625% Notes payable U.S. dollar	$713	$–
Other notes payable	556	–
Subordinated notes:
7.875% U.S. dollar	280	339
8.25% U.K. pound	–	213
5.70% Canadian dollar	250	250
6.24% Canadian dollar	550	550
Surplus notes U.S. dollars	681	–

Total	$3,030	$1,352

a) 5.625% U.S. dollar senior notes

On December 6, 2001, JHF issued U.S. $500 ($796) in 5.625% senior notes maturing on December 1, 2008 pursuant to a U.S. $1 billion effective shelf registration statement.

MFC 2004 Q2 Report     22

b)	Other notes payable

The notes payable bear interest rates ranging from 6.496% to 12.0% and mature in varying amounts to 2011. The notes were issued by various subsidiaries of JHF.

c)	7.875% U.S. dollar subordinated notes

During 1995, the Company issued U.S. $250 ($341) in 7.875% subordinated notes due April 15, 2005. This debt was issued as a private placement under Rule 144A of the Securities Act (United States). During the three months ended June 30, 2004, U.S. $41 ($56) of this debt was repurchased and cancelled.

d)	8.25% U.K. pound subordinated notes

On January 1, 1996, on amalgamation with North American Life Assurance Company, the Company assumed £100 ($202) in 8.25% subordinated notes. Concurrently, £5 ($10) of debt, which was held by the Company, was extinguished. The Company repaid the remaining £95 notes on November 17, 2003.

e)	Canadian dollar subordinated debt

On February 16, 2001, the Company issued, in two tranches, $800 in unsecured subordinated debentures, redeemable in whole or in part by the Company at anytime. Debentures with principal of $250, maturing on February 16, 2011, bear interest at a fixed rate of 5.70% for five years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance Rate (adjusted quarterly). In addition, debentures with principal of $550, maturing on February 16, 2016, bear interest at a fixed rate of 6.24% for 10 years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance Rate (adjusted quarterly). Proceeds, net of issuance costs, were approximately $796. The debt constitutes Tier 2B regulatory capital.

f)	Surplus notes U.S. dollars

On February 25, 1994, JHF issued U.S. $450 in 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.

Aggregate maturities of long-term debt are as follows:

As at June 30	2004
Less than one year	$349
One to two years	25
Two to three years	22
Three to four years	12
Four to five years	715
Greater than five years	1,907

$3,030

Note 10 ☐ Preferred Shares Issued by a Subsidiary

As at June 30	2004	2003
First preferred shares, series A	$35	$–
Second preferred shares, series 1	97	–
Second preferred shares, series 2	–	–
Second preferred shares, series 3	97	–

Total	$229	$nil

The First preferred shares, series A are non-voting, bear cumulative dividends and are redeemable at the election of Maritime Life Assurance Company (“MLAC”), a subsidiary of JHF, at their par value of $25.00 per share.

23     MFC 2004 Q2 Report

The Second preferred shares, series 1 are non-voting, bear non-cumulative dividends and are redeemable at the election of MLAC on December 31, 2004 and every five years plus one day thereafter at a price of $25.00 per share or at $25.50 per share at any other time after December 31, 2004. Also on December 31, 2004 and every five years plus one day thereafter, the Second preferred shares, series 1 are convertible at the holder’s option into an equal number of Second preferred shares, series 2, subject to a minimum number of shares remaining in the series. The Second preferred shares, series 2 generally have the same provisions as the Second preferred shares, series 1 with certain exceptions.

Second preferred shares, series 3 are non-voting, bear non-cumulative dividends and are redeemable at the election of MLAC at $26.00 per share on or after December 31, 2007, or $25.75 per share on or after December 31, 2008, or $25.50 per share on or after December 31, 2009, or $25.25 per share on or after December 31, 2010, or $25.00 per share on or after December 31, 2011.

Note 11 ☐ Consumer Notes

A subsidiary of JHF issues consumer notes through its SignatureNotes program. SignatureNotes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are issued weekly with a variety of maturities, interest rates and call provisions. SignatureNotes may be redeemed upon the death of the holder, subject to an overall program redemption limit of 1% of the aggregate securities outstanding or $1. As at June 30, 2004, interest rates ranged from 1.25% to 6.25% with maturities until 2034.

Note 12 ☐ Normal Course Issuer Bid and Cancellation of Common Shares

On April 1, 2004, the Toronto Stock Exchange (the “Exchange”) accepted an amendment to the terms of MFC’s existing normal course issuer bid. MFC may repurchase up to 79 million of its common shares, representing approximately 9.9% of common shares outstanding following the merger with JHF. In addition, pursuant to a waiver granted to the Company by the Exchange, MFC may repurchase the full amount of common shares under the bid without regard to the usual limit of two per cent of the outstanding common shares in any 30-day period. This amendment to the normal course issuer bid became effective on April 20, 2004 and will expire on November 3, 2004. Transactions will be executed on the Exchange at prevailing market prices in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

During the three months ended June 30, 2004, MFC purchased and subsequently cancelled 2 million (2003-nil) of its common shares pursuant to the normal course issuer bid at a total cost of $98.

In accordance with the provisions of Plan of Demutualization of The Manufacturers Life Insurance Company and the share capital by-laws of MFC, unclaimed demutualization benefits issued in the form of MFC common shares to eligible policyholders whose addresses were not known to the Company (Lost Policyholders) were cancelled on August 31, 2002. The unclaimed demutualization benefits that were cancelled include approximately 2 million common shares of MFC with a nominal share capital. The cancellation of the common shares has been reflected in these financial statements, retroactive to August 31, 2002. Under the Plan of Demutualization and the share capital by-laws of MFC, Lost Policyholders may claim their cancelled demutualization benefits at anytime and are entitled to have reissued the number of MFC common shares they were entitled to receive on demutualization together with all dividends paid on the shares from the date of demutualization, without interest.

MFC 2004 Q2 Report     24

Note 13 ☐ Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada, Asia and Japan. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to general fund assets, segregated fund assets and mutual funds and to institutional customers.

The Company’s business segments include the U.S. Protection, U.S. Wealth Management, Canadian, Asian, Japan, Reinsurance and Guaranteed and Structured Financial Products (“G&SFP”) divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

25     MFC 2004 Q2 Report

By segment	U.S.	U.S. Wealth
For the three months	Protection	Management	Canadian	Asian	Japan	Reinsurance	G&SFP	Corporate
ended June 30, 2004	Division	Division	Division	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$1,180	$–	$1,090	$443	$288	$261	$–	$–	$3,262
Annuities and pensions	–	382	188	19	–	–	316	–	905

Total premium income	$1,180	$382	$1,278	$462	$288	$261	$316	$–	$4,167
Net investment income	629	246	545	105	46	45	351	51	2,018
Other revenue	117	388	116	47	12	10	5	87	782

Total revenue	$1,926	$1,016	$1,939	$614	$346	$316	$672	$138	$6,967

Interest expense	$5	$1	$22	$11	$–	$–	$24	$48	$111

Income before income taxes	$199	$135	$182	$92	$60	$89	$74	$41	$872
Income taxes	(62)	(37)	(42)	(8)	(16)	(26)	(17)	(6)	(214)

Net income	$137	$98	$140	$84	$44	$63	$57	$35	$658

Segregated fund deposits	$281	$4,539	$745	$292	$510	$–	$–	$107	$6,474

As at June 30, 2004
Actuarial liabilities	$41,824	$21,183	$27,884	$5,385	$7,364	$1,348	$36,794	$22	$141,804

Total assets	$57,061	$26,510	$39,753	$8,118	$9,798	$3,737	$42,408	$10,342	$197,727

Segregated funds net assets	$11,302	$70,143	$17,871	$4,090	$1,724	$–	$5,875	$2,845	$113,850

Goodwill
Balance, beginning of period	$–	$68	$73	$28	$440	$–	$–	$–	$609
JHF acquisition	3,139	2,130	1,816	138	–	89	–	129	7,441
Change in foreign exchange rates	(69)	(47)	–	(3)	(10)	(2)	–	(3)	(134)

Balance, end of period	$3,070	$2,151	$1,889	$163	$430	$87	$–	$126	$7,916

By geographic location
For the three months ended June 30, 2004	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$1,278	$1,104	$731	$149	$3,262
Annuities and pensions	698	188	19	–	905

Total premium income	$1,976	$1,292	$750	$149	$4,167
Net investment income	861	901	151	105	2,018
Other revenue	553	124	63	42	782

Total revenue	$3,390	$2,317	$964	$296	$6,967

MFC 2004 Q2 Report      26

By segment	U.S.	U.S. Wealth
For the three months	Protection	Management	Canadian	Asian	Japan	Reinsurance	G&SFP	Corporate
ended June 30, 2003	Division	Division	Division	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$497	$–	$667	$357	$323	$177	$–	$–	$2,021
Annuities and pensions	–	330	222	25	–	–	–	–	577

Total premium income	$497	$330	$889	$382	$323	$177	$–	$–	$2,598
Net investment income	322	109	476	83	34	54	–	71	1,149
Other revenue	34	210	66	32	7	14	–	7	370

Total revenue	$853	$649	$1,431	$497	$364	$245	$–	$78	$4,117

Interest expense	$3	$1	$22	$9	$–	$1	$–	$27	$63

Income (loss) before income taxes	$103	$50	$162	$79	$31	$70	$–	$(26)	$469
Income taxes	(32)	(10)	(39)	(3)	(6)	(19)	–	27	(82)

Net income	$71	$40	$123	$76	$25	$51	$–	$1	$387

Segregated fund deposits	$76	$3,307	$381	$242	$190	$–	$–	$–	$4,196

As at June 30, 2003
Actuarial liabilities	$14,037	$6,047	$18,669	$3,907	$7,727	$890	$–	$514	$51,791

Total assets	$16,344	$7,216	$26,405	$5,930	$10,411	$3,703	$–	$6,877	$76,886

Segregated funds net assets	$1,808	$46,748	$9,021	$2,686	$703	$–	$–	$–	$60,966

By geographic location
For the three months ended June 30, 2003	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$585	692	$680	$64	$2,021
Annuities and pensions	330	222	25	–	577

Total premium income	$915	914	$705	$64	$2,598
Net investment income	463	559	116	11	1,149
Other revenue	250	71	39	10	370

Total revenue	$1,628	$1,544	$860	$85	$4,117

27      MFC 2004 Q2 Report

By segment	U.S.	U.S. Wealth
For the six months	Protection	Management	Canadian	Asian	Japan	Reinsurance	G&SFP	Corporate
ended June 30, 2004	Division	Division	Division	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$1,776	$–	$1,780	$822	$571	$423	$–	$–	$5,372
Annuities and pensions	–	616	353	43	–	–	316	–	1,328

Total premium income	$1,776	$616	$2,133	$865	$571	$423	$316	$–	$6,700
Net investment income	937	354	1,026	194	96	91	351	128	3,177
Other revenue	145	655	204	92	14	17	5	98	1,230

Total revenue	$2,858	$1,625	$3,363	$1,151	$681	$531	$672	$226	$11,107

Interest expense	$7	$2	$49	$22	$1	$1	$23	$72	$177

Income before income taxes	$306	$221	$351	$171	$109	$133	$74	$50	$1,415
Income taxes	(100)	(59)	(81)	(16)	(23)	(33)	(17)	(2)	(331)

Net income	$206	$162	$270	$155	$86	$100	$57	$48	$1,084

Segregated fund deposits	$397	$8,901	$1,527	$599	$645	$–	$–	$107	$12,176

Goodwill
Balance, beginning of period	$–	$66	$73	$27	$423	$–	$–	$–	$589
JHF acquisition	3,139	2,130	1,816	138	–	89	–	129	7,441
Change in foreign exchange rates	(69)	(45)	–	(2)	7	(2)	–	(3)	(114)

Balance, end of period	$3,070	$2,151	$1,889	$163	$430	$87	$–	$126	$7,916

By geographic location
For the six months ended June 30, 2004	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$1,967	$1,811	$1,394	$200	$5,372
Annuities and pensions	932	353	43	–	1,328

Total premium income	$2,899	$2,164	$1,437	$200	$6,700
Net investment income	1,594	1,279	295	9	3,177
Other revenue	849	219	111	51	1,230

Total revenue	$5,342	$3,662	$1,843	$260	$11,107

MFC 2004 Q2 Report      28

By segment	U.S.	U.S. Wealth
For the six months	Protection	Management	Canadian	Asian	Japan	Reinsurance	G&SFP	Corporate
ended June 30, 2003	Division	Division	Division	Division	Division	Division	Division	& Other	Total
Revenue
Premium income
Life and health insurance	$999	$–	$1,291	$718	$665	$360	$–	$–	$4,033
Annuities and pensions	–	879	477	49	–	–	–	–	1,405

Total premium income	$999	$879	$1,768	$767	$665	$360	$–	$–	$5,438
Net investment income	643	225	861	154	64	113	–	134	2,194
Other revenue	68	419	135	61	12	25	–	13	733

Total revenue	$1,710	$1,523	$2,764	$982	$741	$498	$–	$147	$8,365

Interest expense	$6	$2	$40	$21	$1	$2	$–	$53	$125

Income (loss) before income taxes	$205	$90	$281	$143	$62	$142	$–	$(39)	$884
Income taxes	(63)	(15)	(64)	(7)	(12)	(34)	–	36	(159)

Net income (loss)	$142	$75	$217	$136	$50	$108	$–	$(3)	$725

Segregated fund deposits	$189	$6,842	$847	$485	$340	$–	$–	$–	$8,703

By geographic location
For the six months ended June 30, 2003	United States	Canada	Asia	Other	Total
Revenue
Premium income
Life and health insurance	$1,186	$1,327	$1,383	$137	$4,033
Annuities and pensions	879	477	49	–	1,405

Total premium income	$2,065	$1,804	$1,432	$137	$5,438
Net investment income	935	1,019	218	22	2,194
Other revenue	496	136	75	22	729

Total revenue	$3,496	$2,959	$1,725	$181	$8,361

Note 14 ☐ Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

29      MFC 2004 Q2 Report

Statistical Summary

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

		2004			2003
	Q2	Q1	Q4	Q3	Q2
Net income	$658	$426	$416	$395	$387
Less: net income (loss) attributed to participating policyholders	(2)	(2)	(12)	(1)	1

Net income attributed to shareholders	$660	$428	$428	$396	$386
Preferred share dividends	4	3	3	4	–

Net income available to common shareholders	$656	$425	$425	$392	$386

Premiums and deposits:
Life and health insurance premiums	$3,262	$2,111	$2,204	$2,003	$2,021
Annuity and pension premiums	905	422	439	456	577
Segregated fund deposits	6,474	5,702	4,778	4,232	4,196
Mutual fund deposits	1,665	641	422	502	306
ASO premium equivalents	424	258	229	218	222
Other fund deposits	305	212	164	119	94

Total premiums and deposits	$13,035	$9,346	$8,236	$7,530	$7,416

Funds under management:
General fund	$181,036	$75,986	$74,465	$75,242	$73,865
Segregated funds	113,850	77,797	71,464	65,385	60,966
Mutual funds	34,877	3,654	3,360	3,016	2,543
Other funds	30,403	5,920	5,357	4,863	4,631

Total funds under management	$360,166	$163,357	$154,646	$148,506	$142,005

Capitalization:
Long–term debt	$3,030	$1,128	$1,123	$1,351	$1,352
Non–controlling interest in subsidiaries	1,044	1,040	1,037	1,057	1,054
Trust preferred securities issued by subsidiaries	674	646	650	665	681
Preferred shares issued by a subsidiary	229	–	–	–	–
Equity
Participating policyholders’ equity	145	80	82	94	95
Shareholders’ equity
Preferred shares	344	344	344	344	344
Common shares	14,552	616	599	599	598
Contributed surplus	143	19	14	11	7
Shareholders’ retained earnings and currency translation account	9,066	8,645	8,219	8,235	7,942

Total capital	$29,227	$12,518	$12,068	$12,356	$12,073

Selected key performance measures:
Basic earnings per common share	$0.93	$0.92	$0.92	$0.85	$0.83
Diluted earnings per common share	$0.92	$0.91	$0.91	$0.84	$0.83
Return on common shareholders’ equity (annualized)	14.0%	19.0%	19.1%	17.9%	18.0%
Book value per common share	$29.31	$20.03	$19.09	$19.11	$18.47
Market value to book value ratio	1.84	2.42	2.19	2.04	2.07
Market capitalization ($ billions)	43.8	22.5	19.4	18.1	17.7
Common shares outstanding (in millions)
End of period	811	463	463	463	463
Weighted average – basic	706	463	463	463	463
Weighted average – diluted	712	467	466	466	466

MFC 2004 Q2 Report      30

Shareholder Information

Manulife Financial
Corporation Head Office
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel: (416) 926-3000
Fax: (416) 926-5454
Web site: www.manulife.com

Investor Relations
Manulife Financial Corporation
Investor Relations Department
200 Bloor Street East
North Tower, 7th Floor
Toronto, ON Canada M4W 1E5
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com

Transfer Agent and Registrar

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: (416) 643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
e-mail: inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Winnipeg, Vancouver and Calgary.

Transfer Agent in the United States
Mellon Investor Services
P.O. Box 3420, South Hackensack, NJ
07606-3420 U.S.A.
Tel: 1-800-249-7702
e-mail: inquiries@melloninvestor.com

Transfer Agent in Hong Kong
Computershare Hong Kong Investor
Services Limited
Shops 1712 – 1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel: (632) 683-2691

Auditors
Ernst & Young LLP
Chartered Accountants
Toronto, Canada

MFC Report to Shareholders

This Report to Shareholders is also available online at www.manulife.com

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth.

As at June 30, 2004, Manulife Financial had capital of Cdn $29.2 billion, including Cdn $23.8 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 16 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 24 categories)
Moody’s	Aa2	(3rd of 21 categories)
Standard & Poor’s	AA+	(2nd of 21 categories)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at June 30, 2004, there were 811 million common shares outstanding.

	Toronto	New York	Hong Kong	Philippines
Apr 1 – Jun 30, 2004	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$55.00	$40.74	$311	P	2,240
Low	$48.49	$35.43	$275	P	1,950
Close	$54.05	$40.50	$310	P	2,230
Average Daily Volume (000)	2,492	1,394	39		1

31      MFC 2004 Q2 Report

www.manulife.com

Manulife Financial Corporation
Head Office	Investor Relations
200 Bloor Street East	Tel: 1-800-795-9767
Toronto, ON, Canada M4W 1E5	Fax: (416) 926-3503
Tel: (416) 926-3000	E-mail: investor_relations@manulife.com
Fax: (416) 926-5454

The following Manulife financial documents are available online at www.manulife.com

•	Annual Report

•	Quarterly Shareholder Reports

•	Proxy Circular

•	Public Accountability Statement

•	Corporate Governance Material

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

Consent to receive documents electronically

To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.

The information provided is confidential and will not be used for any purpose other than that described.

Please Print

Shareholder Name

Contact Phone Number

Shareholder e-mail Address

Shareholder signature	Date

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:

•	Annual Reports

•	Notice of Shareholder Meetings

•	Shareholder Reports

•	Proxy related info

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of 486/33 processor (or Macintosh LCIII) with at least 16 MB of RAM, Windows 3.1, access to an Internet Services Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.

You can change or revoke this consent or request a paper copy of the documents at any time by notifying Manulife’s transfer agent at the locations shown on page 31.

YOU CAN REGISTER FOR THIS SERVICES ONLINE OR COMPLETE THE FORM ON THE REVERSE AND RETURN BY MAIL TO OUR TRANSFER AGENT (FOR ONLINE ACCESS AND MAIL ADDRESSES PLEASE SEE PAGE 31).